ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 22, 2016

VIA EDGAR TRANSMISSION

Deepak Pai
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) and Destra Capital Advisors LLC (the “Adviser”) et al. File No. 812-14316

Dear Mr. Pai:

The Trust and the Adviser filed an application for an order (file no. 812-14316) under Sections 6(c), 12(d)(1)(J), and 17(b) of the Investment Company Act of 1940 (the “Act”) on May 23, 2014 and an amended and restated application on October 10, 2014 (together, the “Application”).

The Trust and the Adviser hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary